Exhibit 4.6

STRICTLY PRIVATE

Philip Remnant

19 December 2012

Dear Philip

PRUDENTIAL PLC - LETTER OF APPOINTMENT

I am delighted to confirm that the Board of Prudential plc (the ‘Company’) has agreed to appoint you as Senior Independent Director, non-executive director and member of the Nomination, Audit and Remuneration Committee with effect from 1 January 2013.

I am now writing to set out the terms of your appointment.  It is agreed that this is a contract for services subject to the Company’s Articles of Association as amended from time to time and does not constitute a contract of employment.

Appointment

Your appointment is subject to election by shareholders at the AGM in 2013 and to receipt of all necessary legal and regulatory approvals.  Continuation of your appointment will be contingent on satisfactory performance and re-election at forthcoming AGMs.  Non-executive Directors are typically expected to serve for two terms of three years from the date of election by shareholders.  The Board may invite you to serve for an additional period.

Participation in Committees

Non-executive members of the Board are invited to serve on Committees of the Board, as determined by the Board from time to time.  The principal Committees are Audit, Risk, Remuneration and Nomination.  As stated above, it is proposed that you join the Nomination Audit and Remuneration Committees with effect from the date of your appointment.

Time Commitment

We would anticipate a time commitment as a Board member of approximately 40 days per year depending on the amount of time needed for preparation and on whether there are any significant issues which require extra time or meetings.  We recognise that in your first year this will be more, given your need to familiarise yourself with the Group.  We currently schedule a total of eight Board meetings per year.  The Board usually holds two of these meetings overseas in a location where Prudential conducts business.  The Audit Committee currently has five scheduled full meetings per year, and holds six additional shorter meetings per year to consider financial reporting disclosures.  The Remuneration Committee holds four scheduled full meetings per year and the Nomination Committee holds two scheduled meetings per year, with additional meetings scheduled as required.

Whilst we acknowledge that you have other commitments which may mean you will not be able to attend all meetings of the Board and relevant committees, you confirm by accepting this appointment that you believe that you are able to allocate sufficient time to the Company’s affairs to meet the demands of the role.  You should discuss any additional commitments that might impact on the time you are able to devote to your role as a non-executive director of the Company with me prior to accepting.

Role

Non-executive Directors have the same general legal responsibilities to the Company as any other Director.  The Board as a whole is collectively responsible for the success of the Company.  The Board:

•                  Provides entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

•                  Sets the Company’s strategic aims, ensures that the necessary financial, human and other resources are in place for the Company to meet its objectives, and reviews management performance; and

•                  Sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met.

Directors of any company must take decisions objectively in the interests of that company.  A summary of responsibilities of Directors as applicable to the Company under current legislation will be provided to you.

In addition to these general requirements of all Directors, the role of the non-executive Director has the following key elements:

•                        Strategy.  Non-executive Directors should constructively challenge and help develop proposals on strategy.

•                        Performance.  Non-executive Directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance.  This is achieved both at the Board and on a more individual level through the Remuneration Committee.

•                        Risk.  Non-executive Directors should satisfy themselves of the integrity of financial information and that financial controls and systems of risk management are robust and defensible.  This is achieved by escalating key issues to the Board either directly or via the Audit Committee.  The Group Risk Committee also has an important role in this context.

•                        People.  Non-executive Directors have a prime role in appointing, and where necessary removing, executive Directors and in succession planning.  In addition, they are responsible for determining appropriate levels of remuneration for executive Directors.  This business is mainly conducted via the Remuneration and Nomination Committees.

Fees and expenses

Non-executive Directors’ fees are subject to annual review by the Board and are currently £87,500 per annum for Board membership, accruing on a daily basis and payable quarterly in arrears.  The fee for Audit Committee and Remuneration Committee membership is £25,000 per annum for each Committee and the fee for the position of Senior Independent Director is £50,000 per annum, in addition to the basic fee.  All fees are payable net of any tax and National Insurance contributions the Company is required to deduct and are reviewed by the Board from time to time.

As a non-executive Director you are not entitled to participate in any of the Group’s executive remuneration programmes or pension arrangements.

Directors are entitled to claim for all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Board or Committees of the Board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.  We would normally expect to meet non-executive Directors’ expenses for long-distance travel and hotels where an overnight stay is necessary.  Expenses incurred should be submitted to my office for approval.

Shareholding and dealing

I draw your attention to Article 102 onwards of the enclosed Articles of Association of the Company which deal with a number of matters relating to Directors.  Article 110 requires you to be a beneficial owner of 2,500 Prudential shares and to retain them during the tenure of your office.  The Articles require that these shares be acquired within one year of your appointment if you do not already have an interest in the required number of shares.

The Board has also set a shareholding guideline for non-executive directors equivalent in value to the basic annual fee.  This shareholding should be acquired within a three-year period of the appointment becoming effective.

During your term in office you will be subject to Prudential’s Share Dealing Rules, full particulars of which can be found on our Directors’ website.  These are updated as required to reflect changes in legislation and regulations, and will provide you with the necessary guidance on the steps you need to take and other considerations relating to share dealings.

If you have any questions on this please consult with Group Secretariat.

Conflicts of interests and disclosure obligations

It is accepted and acknowledged that you have business interests other than those of the Company and we have discussed these and agreed that no conflicts of interest currently exist (other than those authorised by the Board).  In the event that you become aware of any future potential conflicts of interest, these should be disclosed to me and the Company Secretary as soon as apparent and also prior to accepting appointments.  In particular we would not wish our Directors to serve on the Boards of financial services competitors.

The Board of the Company has determined that you are independent according to the provisions of the Combined Code and the Hong Kong Listing Rules, and according to the requirements of the Securities and Exchange Commission’s Rule 10A-3 under the Securities Exchange Act of 1934 relating to independence of audit committee members, supported by your declaration of independence, and you will be identified as such in the annual report and other documentation.  If circumstances change, and you believe that your independence may be in doubt, you should discuss this with me as soon as possible.

The Company has an obligation to notify details of other directorships held by its directors during the past five years to various regulators on an annual basis, together with non-statutory offices.  Any changes in your external appointments, including non-statutory offices, should be notified to the Company Secretary on an ongoing basis.  In particular, any changes in your directorships of other quoted companies worldwide need to be notified promptly, preferably the next business day, as the Company is required to announce this to various stock exchanges.

Termination of the appointment

The appointment may be terminated by and at the discretion of either party upon six months’ written notice.  Upon termination you will not be entitled to any compensation, other than accrued pro-rata fees, and you shall also cease to be a member of any committee of the Board.  All records, documents, accounts, letters and papers of every description (including in particular Board and Committee agendas, minutes and papers) within your possession or control relating to the affairs and business of the Group are and will remain the property of the Company, and shall be returned to the Company forthwith on termination.

Confidentiality

All information acquired during your appointment is confidential to the Company and should not be released, either during your appointment or following termination (by whatever means), to third parties without prior clearance from me.  You accept that damages would not be a sufficient remedy for unauthorised disclosure of information.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information.  Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from me or the Company Secretary.

Induction

Following your appointment, the Company will provide an induction programme, details of which are to follow.  This will include meetings with senior management and the Company’s auditor.

Board evaluation

The performance of individual Directors and the whole Board and its Committees is evaluated annually.  If, in the interim, there are any matters which cause you concern about your role you should discuss them with me as soon as is appropriate.

Professional development

As a Director you will be invited to appropriate educational and/or professional development programmes.  The Company Secretary will consult each director annually to ascertain their specific professional development needs.

Directors’ and officers’ protection

The Company has directors’ and officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment.  A brief summary of the cover can be found in Prudential’s Guidance Notes for Directors, which is updated on a regular basis.

The Company has also resolved to provide you with indemnity cover for directors’ and officers’ liability within the limitations imposed by law.  In addition, the Company will provide you with a limited indemnity for certain personal liabilities you may suffer in the course of your appointment, subject again to applicable statutory and other limitations, pursuant to the Company’s constitutional documents or otherwise.

The Board has also resolved to have a discretionary payments policy (subject to regular review), the existence of which Directors (executive and non-executive) and certain employees or members of the Prudential Group may rely on, to protect them from personal liability arising out of the bona fide performance of their duties on behalf of the Company.

Independent professional advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a Director, and it may be appropriate for you to seek advice from independent advisers at the Company’s expense.  This would normally be arranged through the Company Secretary.  The Company will reimburse the full cost of expenditure incurred in accordance with the policy.  Details of the agreed procedure under which Directors may obtain such independent advice can be found in the Prudential Guidance Notes for Directors.

Yours sincerely

/S/ Paul Manduca

Paul Manduca
Chairman
Prudential plc

Acknowledgement:

1.              I acknowledge that this appointment letter does not constitute a contract of employment.

2.              I confirm that by having accepted this appointment, I am able to allocate sufficient time to meet the demands of the role.

Signed:	/S/ P J Remnant
P J Remnant

Dated:	22 December 2012